QuickLinks -- Click here to rapidly navigate through this document

Exhibit 14.2

Dividend Capital Trust Inc.

Whistleblowing and Whistleblower Protection Policy

Reporting Violations

        All employees have a responsibility to guard against and report unethical business practices and actions (including questionable accounting and auditing matters) that can subject Dividend Capital Trust Inc. (the "Company") or its employees to civil or criminal liability. The Company has adopted this Whistleblowing and Whistleblower Protection Policy (this "Policy") to deal with such matters and the Company's Audit Committee has adopted the following procedures set forth in this Policy for (1) the anonymous and confidential submission by employees of complaints or concerns regarding questionable accounting and auditing matters and (2) the receipt, retention and treatment of employee complaints or concerns regarding such matters.

Violations by Others

        If an employee knows of, observes, suspects or becomes aware of a violation of applicable laws, regulations, or business ethics standards, or a questionable accounting or auditing matter, that employee must report that information immediately to his or her direct supervisor or another appropriate representative of senior management. After a reasonable period of time, if the employee believes that the person to whom he or she has so reported has not taken appropriate action, he or she must contact the Company's Compliance Officer directly. If appropriate or necessary, the employee may also contact a member of the Audit Committee of the Board of Directors in connection with any suspected or known violations relating to the financial reporting of the Company.

Violations by Oneself

        If an employee believes that he or she may have violated the law or business ethics standards, or engaged in questionable accounting or auditing practices, he or she must report this behavior to his or her direct supervisor or another appropriate representative of senior management immediately. The fact that the employee reported the violation, together with the degree of cooperation he or she displays, and whether the violation is intentional or unintentional, will be given consideration in an investigation and any resulting disciplinary action.

Necessity of Reporting

        Unless responsible company management learns of a problem, the Company cannot deal with it appropriately. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage.

        You should contact the Company's Compliance Officer with any questions about legal, regulatory or ethical issues.

Investigating Violations

        All reported violations of applicable laws, regulations or business ethics standards, or violations relating to the financial reporting of the Company, will be promptly investigated and will be treated confidentially to the extent practicable under the circumstances. Complaints or concerns may be submitted on an anonymous basis, such as sending your complaint by letter directly to the Company's Compliance Officer or to a member of the Company's Audit Committee, as applicable. Please be advised that neither the Compliance Officer nor a member of the Company's Audit Committee, as applicable, will be able to acknowledge to the sender of an anonymous complaint whether such complaint has been received or to report the resolution of such complaint.

        Upon learning of probable or actual misconduct, supervisors must notify the Company's Compliance Officer and, in consultation with the appropriate professional or members of the Company's Audit Committee, as applicable, take appropriate steps to stop any misconduct and prevent its recurrence. Supervisors who fail to take appropriate action may be held responsible.

Retaliation

Retaliation Is Prohibited

        The Company prohibits retaliation against any individual who, in good faith, reports or expresses concerns about a violation or suspected violation of applicable laws, regulations, or business ethics standards, or a violation or suspected violation relating to the financial reporting of the Company, or against any individual who participates in, or otherwise supports, an investigation of such reports. Anyone who retaliates against an individual under such circumstances will be subject to disciplinary action, up to and including termination of employment.

Reporting Retaliation

        All employees are strongly urged to report all incidents of retaliation, regardless of the offender's identity or position, so that an effective remedial action can be taken when appropriate. Complaints may be made in writing or orally.

        If an employee believes that he or she has experienced conduct that is contrary to this policy or has concerns about such matters, the first and most effective resource may be to tell the individual who undertook the conduct that the behavior was perceived as inappropriate. Often such open communication can clear up a misunderstanding. Of course, employees may at any time report the matter to their direct supervisor or the Company's Compliance Officer. If the problem involves an employee's supervisor or if there are other reasons for not approaching or for going beyond the supervisor, the complaint should be brought to the Company's Compliance Officer.

Investigation of Retaliation

        Any reported allegations of retaliation will be investigated promptly. The investigation may include individual interviews with the parties involved and, when necessary, with individuals who may have observed the alleged conduct or may have other relevant knowledge.

        Confidentiality will be maintained throughout the investigation process to the greatest extent possible consistent with adequate investigation and appropriate corrective action. However, employees cannot expect that any complaint will be maintained in complete confidence or that they may report an allegation of inappropriate behavior and ask the Company to "not do anything about it." The Company will take every action to protect such employees from any retaliation for reporting violations or suspected violations of applicable laws, regulations, business ethics standards, or violations or suspected violations relating to the financial reporting of the Company.

Consequences of Retaliation

        Retaliation may subject the perpetrator to disciplinary action by the Company, up to and including immediate termination. In addition, unlawful conduct may subject the offender to civil, and in some cases criminal, liability.

Contact Information

Compliance Officer

Phil Perrone

Telephone: (303) 226-4847

Email: pperrone@dividendcpital.com

Audit Committee

Tripp H. Hardin
Telephone: (314) 863-4888
Email: tripp.hardin@krombackpartners.com

John C. O'Keefe
Telephone: (732) 418-8406
Email: cokeefee@wmblanchard.com

Thomas G. Wattles
Telephone: (303) 226-228-220 ext 283
Email: twattles@dividendcapital.com

QuickLinks

  Exhibit 14.2
Dividend Capital Trust Inc. Whistleblowing and Whistleblower Protection Policy